Nomor: 234/PR110/COM-10/2008
Jakarta, August 28, 2008
Mr. Larry Spirgel
Assistant Director
Corporate Finance
United States Securities and Exchange Commission
Washington DC, 20549
Re:	Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. Form 20-F for the year ended December 31, 2007 Filed May 23, 2008 File No. 001-14406
Dear Mr. Spirgel:
     On behalf of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk., we are writing to respond to the comments set forth in your letter to Mr. Rinaldi Firmansyah, President Director of TELKOM, dated August 13, 2008 (the “Comment Letter”), with respect to the above referenced filing of the Company (the “2007 20-F”).
     Based on our discussion with Mr. Jorge A. Rivera on on Wednesday, August 27, 2008, we would like to mention that we received the Comment Letter only two days ago. For this reason we would like to confirm our initial discussion with Mr. Jorge A. Rivera to have our reply send to you by the latest September 12, 2008.
     We realized how important this is for the SEC and we would like to cooperate as much as possible.
     If you have any questions or comments regarding this letter, please do not hesitate to contact me at Investor Relations & Corporate Secretary , Grha Citra Caraka , +62-21-5215109 (office), 011-+62-811-874604 (mobile), +62-21-5220500 (facsimile).
Very truly yours
Harsya Denny Suryo
VP Investor Relations & Corporate Secretary
Cc:	1. CEO PT Telkom Indonesia, Tbk 2. CFO PT Telkom Indonesia, Tbk 3. Director of CRM PT Telkom Indonesia, Tbk